Change in sanofi-aventis Executive

Committee

Paris, France - April 30, 2010 - Sanofi-aventis (EURONEXT : SAN ; NYSE : SNY) announced today that Laurence Debroux, Senior Vice President, Chief Strategic Officer and member of the Executive Committee, has decided to leave the Group to pursue another professional challenge as of July 1, 2010.

“I would like to sincerely express my gratitude to Laurence for her contributions to the development of sanofi-aventis since 1996, first in Finance and then in the Business Development area,” declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Thanks to her dynamic and strategic sharpness, Laurence was able to combine leadership and passion in a key role that allowed sanofi-aventis to realize significant acquisitions over the last 18 months in order to become a global diversified healthcare leader focused on patients’ need.”

Laurence Debroux’s successor will be announced shortly.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.